UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On February 15, 2024, ZK International Group Co., Ltd. (the “Company”) received a written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s ordinary shares, no par value (the “Ordinary Shares”), for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to August 13, 2024, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

If the Company does not regain compliance by August 13, 2024, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares, which the Company does not currently meet, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Company intends to monitor the closing bid price of the Ordinary Shares and consider its available options to resolve the noncompliance with the Minimum Bid Price Requirement. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

On February 20, 2024, the Company received a written notice from Nasdaq notifying the Company that, since the Company has not yet filed its Form 20-F for the year ended September 30, 2023 (the “Filing”), it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until August 13, 2024, to regain compliance.

The Company shall submit its plan to Nasdaq no later than April 22, 2024. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Nasdaq Listing Qualifications Panel and request a hearing.

The notices have no immediate effect on the listing of the Ordinary Shares at this time and the Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “ZKIN.”.

On February 22, 2024, the Company issued a press release entitled “[ZK International Receives Nasdaq Notices Regarding Minimum Bid Requirements and Not Timely Filing of Annual Report on Form 20-F]”. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release - ZK International Receives Nasdaq Notices Regarding Listing Deficiency, dated February 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board